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                            June 22, 2022

       Rick Correia
       Chief Financial Officer and Treasurer
       MoneyLion Inc.
       30 West 21st Street, 9th Floor
       New York, NY 10010

                                                        Re: MoneyLion Inc.
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form S-1
                                                            Filed June 10, 2022
                                                            File No. 333-263775

       Dear Mr. Correia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2022 letter.

       Amended Registration Statement filed June 10, 2022

       General

   1. Refer to your response to comment 1. While we do not have any further comments at this time regarding your
responses, please confirm your understanding that our decision not to issue additional
comments should not be interpreted to mean that we either agree or disagree with your
responses, including any conclusions you have made, positions you have taken and
practices you have engaged in or may engage in with respect to this matter.
 Rick Correia
FirstName
MoneyLionLastNameRick Correia
            Inc.
Comapany
June       NameMoneyLion Inc.
     22, 2022
June 22,
Page 2 2022 Page 2
FirstName LastName
       Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-3217
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:      Byron B. Rooney